
02050637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

KT Corporation


SEC MAIL
RECEIVED
AUG 14 2002
WASH, D.C.
SECTION

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__



NOTICE OF THE CONVENING OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Convening Notice of the Extraordinary General Meeting of Shareholders

Pursuant to Article 20 of the Articles of Incorporation of KT Corporation, we hereby give notice of the convening of the Extraordinary General Meeting of Shareholders. You are kindly requested to attend the meeting.

1. Date: August 20, 2002 (Tuesday) 09:00 A.M.
2. Place: 2nd Floor Lecture Hall, R&D Center of KT Corporation located at 17, Woomyeon-dong, Seocho-gu, Seoul
3. Purposes of Meeting (Matters requiring resolution)

Agenda No. 1: Resolution on Election of President

- Matters regarding the candidates for President: see Attachment #1

Agenda No. 2: Amendment of Articles of Incorporation

- (Proposed) Amendment of Articles of Incorporation: see Attachment #2

Agenda No. 3: Resolution on Election of Directors

- Number of Directors to be elected: Three (3) Outside Directors
- Matters regarding the candidates for Directors: see Attachment #3

Agenda No. 4: Resolution on Approval for Management Contract

- (Proposed) Management Contract: see Attachment #4

Attachment #1 : Matters Regarding the Candidates for president

- Name : Lee, Yong-Kyung

- Date of birth : June 11, 1943

- Person recommending said candidate : President Recommendation Committee

- Relation to the largest shareholder : None

- Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

- Education

1969 - 1975	The University of California, Berkeley, USA Ph.D in Electrical Engineering
1967 - 1969	The University of Oklahoma, Oklahoma, USA M.S. in Electrical Engineering
1960 - 1964	Seoul National University, Seoul, Korea B.S. in Electronics Engineering

- Professional history

2000 - present	C.E.O., KT Freetel Co., Ltd.
1996 – 2000	Executive Vice President, R&D Group, Korea Telecom
1995 - 1996	Vice President, Wireless Technology Lab., Korea Telecom
1994 – 1995	Vice President, Telecommunications Systems Lab. and Vice President, Software Lab., Korea Telecom
1991 – 1994	Vice President, Outside Plant T Lab., Korea Telecom
1979 – 1991	Member of Technical Staff, AT&T Bell Labs.
1977 - 1979	Scientist, Exxon Enterprises, Inc.
1975 - 1977	Assistant Professor of Information Engineering, University of Illinois at Chicago

- Current activities

- Key note speech at CTIA 2002 in Orlando (2002.3)
- Member of UNICT(UN Information & Communication Technologies)

- Executive Board of the Institute of Electronic Engineers of Korea
- Vice President of Korea Institute of Communication Sciences
- Member of IEEE
- Member of R&D Policy Committee in the Ministry of Information & Communication
- Member of the National Academy of Engineering of Korea
- Member of Advisory Committee of Brain Korea 21 National Program, Ministry of Education
- Advisor of International Symposium on Subscriber Loop Systems(ISSLS 2002)

- Past activities

- Co-chair of Global Business Dialogue on Electronic Commerce (GBDe)
- General Chair of Asia-Pacific Conference on Communications(APCC) 2000 (2000)
- Executive Committee Member of Global Business Dialogue on Electronic Commerce (GBDe), Co-chair of Asia/Oceania Region
- Chairman of International Symposium on Subscriber Loop Systems(ISSLS 2002) (1999)
- Auditor of Optical Society of Korea(1999)

- Honors

- 2002 Outstanding CEO Award, Korea Management Association
- 2002 Innovative management of government enterprise, The board of Audit and Inspection in Korea
- 2000 CTO of the Year, Korea Industrial Technology Association
- 2000 Engineer of the Year Award, Korea Institute of Communication Sciences
- 1998 Order of Industrial Merit(Bronze), Korean Government
- 1977 NSF Engineering Research Initiation Grant
- 1968 Eta Kappa Nu, U.S.A.

Attachment #2 : (Proposed) Amendment of Articles of Incorporation

Ⅰ. Necessity of Making Amendments to the AOI

KT intends to make changes to its AOI for the achievement of the following operational purposes:

O To adapt to the changes in applicable laws (exclusion of application of the Special Act on Privatization("SAP") / overall application of the Korean Commercial Code ("KCC") and Securities Exchange Act("SEA"));

O Subsequent to the change in equity structure, to secure the independence of the BOD by s strengthening the function of outside directors, and to establish the responsible professional management system under which the ownership and the management of the corporation is completely separated;

O Eventually to contribute to the maximization of the corporate value by enhancing the shareholder value and management efficiency of KT.

Ⅱ. Summary of Proposed Amendments to the AOI

O Insertion of, and amendment to, the pertinent provisions of the AOI to provide for outside directors-led management of the BOD for the purpose of enhancing the independence of the BOD

- Increase of prescribed number of directors to expand the role of outside directors (Article 27 of the AOI)
- New insertion of provisions for maintenance of, and supplement to, the staggered term system for outside directors (Article 28-2 of the AOI, and Article 3 of the Addendum thereto)
- New insertion of provisions for maintenance of current special authority granted to outside directors under the SAP
  - · Appointment of chairman and members of President Recommendation Committee (3 out of 5 outside directors), designation of one non-government person as its member (Article 34 of the AOI)
  - · Establishment of criteria for review of qualifications of candidates for the President and determination of terms and conditions of management contract for the President (Article34-2)
  - · To require the BOD to conduct an achievement review to determine if the new President performed his duties and to allow the BOD to propose to dismiss the President at the General Shareholders' Meeting (Article 34-3)
- To amend the provision to be in conformity with the KCC, which allows directors to convene the BOD meeting under the current SAP, and to ensure the operational efficiency of the BOD by including in the AOI a new provision to require the BOD to conduct self-evaluation regarding activities of the BOD members(Article 37 of the AOI)
- To amend the pertinent provision to provide for separation between duties of BOD Chairman and the President (Article 39 of the AOI)
- To amend the pertinent provision to allow the BOD to establish various committees within its organization(Articles 41 through 41-3 of the AOI)
  - · To establish an Outside Director Candidate Recommendation Committee(Article 41-2 of the AOI)
  - · To establish Audit Committee (Article 41-3) and to amend the provision pertinent thereto and to newly insert the provision setting forth interim measures relating thereto (Article 2 of the Addendum)
  - ※ General provisions regarding auditors were deleted: Articles 27 through 30, Article 32, Article 33, Article 37 and Article 40
  - ※ To amend the term " Auditor" to be "Audit Committee": Paragraph 3 of Article 31 and Article 44

O Establishment of Responsible Professional Management System under which the ownership and the management of a corporation is totally separated

- To supplement and amend the provisions of the AOI to secure the President's managerial independence (Article 28)

- To maintain standing director recommendation system and further to grant the right to recommend to the candidates for the President
- To include the requirements for dismissal of the President in the scope of matters requiring a special resolution by General Shareholders' Meeting under the KCC

- To maintain an existing president election system under the SAP and its related systems by incorporating them into the AOI
  - To supplement and amend the Regulations on President Recommendation Committee(Article 34)
  - To include in the AOI the matters concerning election of President and management contract(Articles 34-2 and 34-3)

O To Establish New Provisions and Amend the Existing Provisions For Enhancement of Shareholder Value and Management Efficiency

- To enhance shareholder value by abolishing the provision limiting shareholding of a shareholder(Article 10)
- To delete the provisions concerning Shareholders' Committee under the SAP and to reclassify such Committee as a non-AOI organization(Article 26)
- To amend the provisions to newly define the legal title of officers
  - To specify the President to be a representative director under the KCC(Article 28, Paragraph 1 of Article 31)
  - To change the title of non-standing director into outside director, the title of which is used under the SEC (Article27, Article28, Article30, Article33, Article34, Article38)

  ※ Introduction of Cumulative Voting System(Article 2 of Addendum dated March 19,1999)

Ⅲ. Outline of (Draft) Amendments to the AOI

1. To enhance shareholder value by abolishing the provision limiting individual shareholding(Article 10)

O Necessity of Making Changes

- Legal basis for limitation on individual shareholding is not any longer available due to exclusion of application of the SAP

  ※ Provisions of the SAP stipulating the limitation on individual shareholding
  - Article18(limitation on individual shareholding) : one shareholder and its Related Persons are not allowed to hold 15% or more of the shares issued and outstanding of a corporation
  - Article19(limitation on foreign shareholding) : a corporation may limit foreign shareholding ratio to below 15% by including a provision in its AOI to that effect.

- Where a privatized company continues to maintain the provision limiting shareholding in its AOI without any legal basis therefor, such company may be delisted by Korea Stock Exchange

  ※ Article 88 of the SEC and Article 15 of the Securities Listing Regulations promulgated thereunder : Prohibition of restriction on the sale and purchase of shares is one of the requirements for listing of a joint stock company on the Korea Stock Exchange.

O Amended Provisions

- The provision of Article 10 of the AOI was deleted, which limits the shareholdings

  ※ The provision of limitation on foreign shareholding under the Telecommunication Business Act, remains to be effective.

- One of the requirements for approval on a facility-based telecommunication business limits the foreign shareholding to 45%

2. Deletion of Provision on Shareholders' Committee under the SAP (Article 26)

O Necessity of Making Changes

- Subsequent to its privatization, legal basis for providing in the AOI for matters regarding Shareholders' Committee has been extinguished,

  ※ Article 14 of the SAP(Composition of Shareholders' Committee) : where a corporation deems necessary for efficient operation of general meeting of shareholders, it may organize a Shareholders' Committee as prescribed in the Presidential Decree promulgated hereunder.

- The composition of Shareholders' Committee is likely to be in violation of the principle of shareholder equality under the KCC

O Before Amendment

- The Shareholders' Committee shall be composed of less than fifteen(15) shareholders in the order of majority shareholders
- Powers/ duties : to recommend candidates for non-standing director, to submit their opinion on the agenda for General Shareholders' Meeting, and to designate a member of the President Recommendation Committee from among ex-presidents of KT

O After Amendment

- Deletion of Article 26 of the AOI (Shareholders' Committee)
  - Right to recommend candidates for non-standing director was transferred to Outside Director Candidates Recommendation Committee within the BOD
  - All shareholders are allowed to submit their opinion on the agenda for General Shareholders' Meeting
  - Right to designate a member of the President Recommendation Committee from among ex-presidents was transferred to the BOD
- Majority shareholders' meeting will be separately and unofficially organized, which is designed for efficient operation of General Shareholders' Meeting and Investor Relation activities

3. To Amend the Provisions to Newly Define the Legal Name of Statutory Officers(Article 27, etc.)

O Necessity of Making Changes

- The SAP is no longer applicable to KT, which deems the president to be a representative director
  - ※ Article 4 of the SAP : "③The president under the SAP shall be deemed as a representative director under the KCC"
  - However, the President Recommendation Committee needs to be maintained to ensure the implementation of responsible management system and thus, the term, "President" remains to be unchanged
- The term, non-standing director and its role were determined based on the SAP
  - ※ Paragraph 1 of Article 5 of the SAP defines directors to be standing and non-standing directors, respectively.
  - The term, non-standing directors needs to be changed to outside directors used under the SEC
  - Their qualifications and roles also need to be revised according to the SEC

O Before Amendment

- In accordance with Article 4 of the SAP, the President is, in reality, deemed to be a representative director under the KCC,but that was not incorporated into the AOI
- The term, non-standing director and its role are included in the AOI pursuant to the SAP

O After Amendment

- The phrase, "the President shall be deemed as the Representative Director under the KCC" is to be newly inserted in Article 28 of the AOI
  - ※ Paragraph 1 of Article 31 of the AOI clearly specifies the responsible management by the President by stating that " the President shall represent KT and take any and all managerial responsibilities for its business operations in the capacity of overall responsible person of KT"
- The term,"non-standing director" is amended to be "outside director" under the SEC (Articles 27, 28, 30, 33, 34, and 38)

4. Increase of Prescribed Number of Directors to Expand the Role of Outside Directors to be Appointed by Shareholders(Article 27 of the AOI)

O Necessity of Making Changes

- Although the AOI before amendment indicates the number of outside directors to be a majority of the total number of directors and grants substantial and powerful authority to these outside directors, the number of outside directors needs to be increased in order to promote outside directors-led operation of the BOD and secure its independence, eventually for the purpose of making commitment to its shareholder-oriented management of KT.

- The increase of outside directors would help the BOD expand its function to monitor the performance of professional executive officers

O Before Amendment

- KT shall have not more than 13 directors(6 standing-directors and 7 non-standing directors)

O After Amendment

- KT shall have not more than 15 directors (6 standing directors and 9 outside directors)

※ In conjunction with the increase of the number of the BOD, the staggered term of office of outside directors system needs to be specified in the AOI in order to ensure continued stable operation of the BOD (Article 28-2, Article 3 of the Addendum)

※ The terms of offices of increased number of outside directors will be adjusted according to the purpose of the staggered term of office system

5. Amendment to the Provisions on Representative Director and Directors (Article 28)

O Necessity of Making Amendment

- The requirements for dismissal of the President needs to be specified in the AOI to be matters requiring special resolution of the General Shareholders' Meeting (under Paragraph 1 of Article 385 of the KCC)
- The candidates for the President need to be allowed to recommend the candidates for standing directors according to the advance public notice of candidates for directors, which would serve to help the President develop his/her managerial leadership and enhance teamwork with standing directors
- The pertinent provision needs to be revised according to the deletion of the provision setting forth matters concerning Shareholders' Committee

O Before Amendment

- The President is allowed to recommend the candidates for standing directors with the consent of the BOD at the General Shareholders' Meeting
- The disqualifications for non-standing directors of KT are specified in the AOI to be the same as prescribed in the KCC and SEC
- Any member of Shareholders' Committee, Related Persons and employees of KT, any present public officials or those who have worked as a public official for the last 2 years, are specified to be disqualified from holding position of an outside director.

O After Amendment

- The dismissal of the President is specified to be matters requiring a special resolution by the General Shareholders' Meeting, in order to secure the independence of management of KT
- The President or candidates for the President are allowed to recommend the candidates for standing directors. Such candidates for the President must be those who obtained recommendation from the President Recommendation Committee
- The qualifications for directors have been strengthened(any persons from a corporation which is in competition with KT is strictly prohibited from acting as an outside director of KT)
- The qualifications for outside directors under the SAP are newly included in the scope of qualifications for outside directors, in an effort to increase the transparency of qualifications of outside directors.
- The provision disqualifying Shareholders' Committee members and public officials from acting as outside director has been deleted and instead, disqualifications under the applicable laws including the KCC and SEC are specified to be applied on a blanket basis

6. To Newly Insert a Provision to Maintain Staggered Term System for Outside Directors(Article 28-2, and Article 3 of the Addendum)

O Necessity to Specify the Staggered Term System in the AOI

- The staggered term system has been used under the SAP and needs to be specified in the AOI, so that KT may maintain it.
  - The terms will be so staggered that one -third of the total number of outside directors may be elected each year, eventually to ensure the continued stable operation of the BOD.
- A default provision needs to be established to maintain the staggered term system, especially in

preparation for the case where the number of outside director increases, subsequent to revision of Article 27

O Before Amendment

- Pursuant to Article 5 of the SAP and Article 3 of the Addendum to AOI dated October 1, 1997, the staggered term system are used for the first non-standing directors, and further, Article 30 of the AOI provides that the term of office of a non-standing director elected to fill a vacancy shall be the remainder of the term of office of his/her predecessor

※ Article 5 of the SAP : one-third of the total number of non-standing directors shall be elected each year

O Newly Inserted Provisions

- The provision of Paragraph 4 of Article 5 of the SAP, which provides for the staggered term system is used as the provision of AOI to the following effect: "One-third of the total number of outside directors shall be elected each year"
- In line with a staggered term system, a default provision is established as Article 3 of the Addendum so that the terms of newly elected directors under Article 27may be staggered

7. To Maintain President Recommendation Committee through Amendment to, and Supplement to, the Provision thereon (Article 34)

O Necessity of Making Amendment

- In order to maintain the President Recommendation Committee under the SAP, the AOI provision thereon needs to be amended in manner in which such amendment ensures the establishment of independent and professional management system. Such amendment concerns the change in the composition of the President Recommendation Committee.

O Before Amendment: composition of the President Recommendation Committee

- 3 non-standing directors shall be elected from among non-standing directors atthe BOD with the President and standing directors excluded. (Elected by way of drawing pursuant to Article 2 of Enforcement Decree of the SAP)
- One person elected by Shareholders' Committee from among ex-presidents of KT
- Non-government person designated by the BOD as its member (excluding persons as prescribed in Paragraph 3 of Article 26, officers and employees of KT and public officials)

※ Paragraph 2 of Article 11 of the SAP - Composition of the President Recommendation Committee (the "Committee) : The Committee shall be composed of a few non-standing directors, one person from among former or present president as specified in the AOI, and non-government person designated by the BOD (excluding officers and employees of the corporation and public officials)

O After Amendment

- 3 outside directors elected by way of drawing from among outside directors - pursuant to Article 2 of Enforcement Decree of the SAP
- 1 person elected by the BOD from among former or present president - pursuant to Article 11 of the SAP(Provided, however, that in case where the incumbent President desires to apply for the position of the President, he/she may not participate in the resolution of the BOD)
- 1 non-government person designated by the BOD with the President and standing directors excluded (in any event, excluding former or present officers and employees of any telecommunication business operator who is in competition with KT and any of their Related Persons as defined in Monopoly Regulation and Fair Trade Act, and officers and employees of KT and the public officials)

8. To Include in the AOI the Provision of the SAP Concerning Election of President(Article 34-2)

O Necessity to Include the Pertinent Provision in the AOI

- Since Article 12 of the SAP is, after privatization of KT, no longer applicable to the election of the President, KT needs to include such provision in the AOI in order to maintain the current President election system(including public recruitment, etc), which would serve to help KT to establish a responsible management system

O Before Amendment

- The AOI before amendment just specifies the President Recommendation Committee in its Article 34

- The President is currently elected under Article 12 of the SAP, which provides for matters concerning election of a president, such as public recruitment and candidate review process

O After Amendment

- Specified in the AOI are the detailed procedures for the recommendation of candidates for President by the President Recommendation Committee (Article12 of the SAP is to cited therein)
  - To specify in the AOI qualification for candidates for President and principle of public recruitment
  - To grant the President Recommendation Committee the power and authority to examine, consult with, the candidates for President, regarding the terms of management contract. If necessary, it may change the terms of management contract
  - To grant the President Recommendation Committee the power to recommend strong candidates for the President to the General Shareholders' Meeting, together with a draft management contract.
  - To specify proceedings of the BOD regarding the election of the President (criteria for examination of candidates for President and resolution on the management contract : the incumbent President and standing directors are excluded)

9. To Include in the AOI the Provision of the SAP Concerning Management Contract System for the President (Article 34-3)

O Necessity to Include in the AOI the Applicable Provision of the SAP

- The current regulation on the execution of management contract with the President is based on the SAP and needs to be maintained even after the privatization
- The management contract with the President would serve to improve the profitability of KT and the BOD needs to assume the power and authority to determine criteria for achievement review, which would enable KT to make good use of management contracting system

O Before Amendment

- Pursuant to Article 13 of the SAP(execution of contract with the president) and Article 4 (management goals) and Article 5 (review of performance of contract) of the Enforcement Decree promulgated thereunder, KT maintains its management contracting system and performs achievement review for its President

O Newly Inserted Provisions

- The applicable provisions of the SAP are included in the AOI and such provision specify in detail the matters relating to the execution of management contract and performance review
  - To require the Chairman of the President Recommendation Committee to, on behalf of KT, sign the Management Contract with the approval on the draft contract of the General Shareholders' Meeting
  - To allow the BOD to conduct performance review to determine if the new President performed his duties under the management contract or hire a professional evaluation agency for such purpose
  - To allow the BOD to submit a proposal for dismissal based on the result of itsperformance review, to the General Shareholders' Meeting
  - To allow the BOD to determine yearly management goals for the President within the scope of target achievements during the term of office, which are subject to approval of the General Shareholders' Meeting
  - To require the BOD to report the result of its performance review to the General Shareholders' Meeting
  - The President and standing directors are specified to be prohibited from attending a BOD meeting when a resolution is made

10. To Amend the Provision on the Right to Convene the BOD Meeting under the SAP to be in conformity with the KCC, and to Insert a Provision on Self-Evaluation of BOD activities for the Efficient Operation of the BOD (Article 37)

O Necessity of Making Amendment

- The SAP and the KCC provide for different requirements for convocation of the BOD meeting as to who is to convene the BOD meeting
  - Article 6 of the SAP : the convocation of BOD meeting requires the president's own authority or

the request of 1/4 or more of the total number of directors in office

- Article 390 of the KCC: "the BOD meeting shall be convened by each director; however, that this shall not apply in case where the BOD has designated who is to convene such meeting"
  ※ Since the pertinent provision of the AOI has, after its privatization, become invalid under the KCC, it needs to be amended to be in conformity with the KCC

- The matters concerning the self-evaluation by BOD of its activities needs to be included in the AOI to make it legally effective

O Before Amendment

- Paragraph 2 of Article 37 provides that the Board of Directors shall be convened by the President at his/her discretion or at the request of 1/4 of the directors in office

O After Amendment and Insertion of New Provisions

- Paragraph 2: The Board of Directors shall be convened by each director. However, this shall not apply in the event that a director to convene the BOD meeting is determined by resolution of the BOD meeting.
- Paragraph 3: The rest of directors may request the director designated under Paragraph 2 above to convene the BOD meeting. However, if the designated director refuses to convene the BOD meeting without any justifiable reason therefor, other directors may convene the BOD meeting.
- Paragraph 6: For the efficient operation of the BOD, a self-evaluation regarding its activities may be conducted and detailed evaluation method, etc. shall be determined by the resolution of the BOD.

11. To Amend the Pertinent Provision to Separate the Concurrent Offices of the President and the BOD Chairman (Article 39)

O Necessity of Making Amendment

- The pertinent provision needs to be changed in manner in which KT may check and monitor its professional executive officers, to ensure the efficient operation of its responsible management system
- To enhance the independence of the BOD by promoting the outside directors-led operation of the BOD
- A provision needs to be established to prevent any abuse of authority of chairmanship

O Before Amendment

- Paragraph 1: the President shall serve as the chairman of the BOD.
- Paragraph 2: in the event that the President fails to perform his duties, a standing director shall perform his/her duties in accordance the order as provided in the Office Regulation. However, in the event that both the President and standing directors fail to perform their duties, the most senior non-standing director shall serve as the chairman of the BOD in his/her place, in the order of priority listed above.

O After Amendment

- Paragraph 1: the chairman of the BOD shall be elected from among directors by resolution of the BOD.
- Paragraph 2: the term of office of the chairman shall be one (1) year

12. To Amend the Pertinent Provision for the Establishment of Committees within the BOD(Articles 41through 41-3)

O Necessity of Making Changes

- The pertinent provision needs to be changed to enable the BOD to have statutory committees under the SEC such as outside directors recommendation committee and audit committee
- The SEC requires the BOD to establish and operate the audit committee from March, 2003 when the Ordinary General Shareholders' Meeting is held. For this purpose, the current term of office of auditor needs to be adjusted accordingly.

O Before Amendment

- The expert committee was granted the stronger power and authority and voting power. The amendment to this effect was made at the Ordinary General Shareholders' Meeting which was held on March 22, 2002.

O After Amendment and New Insertion

- According to Article 393-2 of the KCC, the term, "Expert Committee" used in Article 41 is changed to "Committees within the BOD"
- To allow the establishment of committee within the BOD (Articles 41-2 and 41-3)
  - Outside Director Candidates Recommendation Committee : it shall be composed of 1 standing director and 4 outside directors
  - Audit Committee : it shall be composed of 3 outside directors
  - Other committees which the BOD may deem necessary
- Time of establishment : the Audit Committee shall be established in March 2003, when the Ordinary General Shareholders' Meeting is to be held (Article 1 of the Addendum)
  - Provision on "auditor" is to be amended and interim measures are to be established in Article 2 of the Addendum according to the introduction of the Audit Committee
- The pertinent provision is to be amended to the effect that "any detailed matters concerning the organization, powers and operation of the committees within the BOD shall be determined by resolution of the BOD"

13. Introduction of Cumulative Voting System(Article 2 of the Addendum dated March 19, 1999)

O Necessity to Adopt Cumulative Voting System

- Enhanced managerial transparency of a corporation is expected to foreign investors' confidence in the corporation

  ※ Main contents of the applicable laws prescribing the cumulative voting system
- Under the cumulative voting system as prescribed in Article 382-2, where directors are to be elected by shareholders, each of the shareholders shall be granted voting power equivalent to the number of votes calculated by multiplying the number of its holding shares by the number of directors to be elected and the directors shall be elected among, and in the order of candidates who obtains the most votes
- Pursuant to Article 191-18 of the SEC, where the General Meeting of Shareholders is convened to elect 2 or more directors and shareholders who hold no less than 1% of the total issued shares request that the corporation elect directors by means of cumulative vote, the directors shall be elected by a cumulative vote. However, this mandatory provision may not apply in case the AOI specifies otherwise
- Article 191-18 further provides that in order to preclude the cumulative vote, the company shall change its AOI to the effect that any shareholder holding stocks in excess of 3/100 of the total number of shares issued shall be prohibited from exercising his voting right on the shares held in excess

O Before Amendment

- Article 2 of the Addendum dated March 19, 1999, precludes such cumulative vote on a temporary basis

O Time of Taking Effect

- The Addendum to the AOI dated March 19, 1999, requires KT to adopt the cumulative voting system after completion of its privatization

14. To Newly Establish Interim Measures Concerning Time of Draft Amendment to the AOI Taking Effect(Addendum)

O Necessity to Establish Interim Measures, etc. in the Addendum to the AOI

- With respect to the establishment of Audit Committee within the BOD, the interim measures need to be set forth in the AOI
- Addendum provisions need to be prepared in order to distinguish between the terms of offices of increased directors and directors governed by the staggering term system

O To Establish Addendum Provisions Concerning Audit Committee

- Article 1 : the amended provision of Article 41-3(Audit Committee) shall become effective from the following date of the date on which the Ordinary General Meeting of Shareholders is held in March 2003
- Article 2 : this provision provides for interim measures on the provision on audit relating to organization and operation of the Audit Committee

- Any other matters concerning the audit are specified to be determined in accordance with the provision before amendment until the Audit Committee is established

※ Deletion of general provisions on audit : Articles 27 through 30, 32, 33, 37, and 40

- The term, "Audit Committee" is specified to be interpreted to be "Audit" until the date on which the Audit Committee is established.

※ Paragraph 3 of Article 31(Damages found by director are subject to reporting requirements), Article 44(Institution Required to Submit Audit Report)

O To Newly Establish Addendum Provisions Setting forth Matters concerning Election of New Directors to Fill Vacancy and Increased Directors, which is linked to the Staggering Term System

- Classification of outside directors by group and time of expiration of their terms of offices are presently under consideration
  - 1st Group : 2 outside directors are to be elected at Ordinary General Shareholder' Meeting to be held in March 2003,
    2nd Group : 3 outside directors at Ordinary General Shareholders' Meeting to be held in March 2004,
    3rd Group : 2 outside directors at Ordinary General Shareholders' Meeting to be held in March 2005.
- To establish Addendum provisions to the effect that the staggering term system shall be maintained in manner in which two outside directors to be increased are included in 1st group and 2nd group, respectively. The term of office of one outside director belonging to 1st group will be 3 years, ending in July 2005, while the term of office of the other outside director belonging to 2nd group will be 2.8 years, ending in March 2005)
  - " Notwithstanding the amended provision of Article 26, candidates for outside directors recommended by the Shareholders' Committee established in accordance with the previous AOI, shall be deemed as recommended by the Outside Director Candidates Recommendation Committee, and the term of office of such additionally elected outside directors as indicated above shall be until the date on which the 2005 General Shareholders' Meeting is held."
  - Amended provision of Article 30 provides that the term of office of an outside director elected to fill vacancy shall be the remainder of the term of office of his/her predecessor

Ⅳ. Anticipated Effects of Amendment to the AOI

O To keep up with the changes in applicable laws resulting from privatization.

O According to the change in equity structure, to secure the independence of the BOD by strengthening the function of outside directors, and to establish the responsible professional management system under which the ownership and the management of the corporation is completely separated

O Eventually to contribute to the maximization of the corporate value by enhancing the shareholder value and management efficiency of KT.

Ⅴ. Comparison between before and after amendments to the AOI

Before Amendment	After Amendment	Remarks
Article 10 (Limit of Shareholdings) ①No single person other than the government shall hold in 0his/her/its name or under another person's name, any shares of KT issued and outstanding, which exceeds the maximum equity ratio that such person is allowed to hold pursuant to Article (18) of the Law Regarding the Management Structure Enhancement and Privatization of Public Enterprises	(Deleted)	- As the Special Act on Privatization governing the limit of shareholding of KT is no longer applicable to KT due to privatization, the provision providing for the limit of shareholding was deleted, accordingly.

Before Amendment	After Amendment	Remarks
(hereinafter, "Special Act"). In this case, the shares held by the person who has a special relationship with him/her/it (hereinafter, "Related Person") as prescribed in the Enforcement Decree of the Special Act shall be aggregated. ②The ceiling for the aggregate shareholdings of KT by foreign individuals or foreign corporations (which means the foreigners as defined in the Telecommunication Business Law, hereinafter "Foreigners") pursuant to Article 19 of the Special Act, shall be the total of the following: provided, however, that even in the case that Foreigners may dispose of shares of KT or withdraw shares of KT underlying depository receipts, such ceiling shall not be affected. (amended on March 24, 2000) 1 ~ 5 (omitted) ③Any person who owns shares in violation of the Paragraphs 1 and 2 above may not exercise his/her/its voting rights for such excess shares.		
Article 26 (Shareholder's Committee) ①KT may organize Shareholders' Committee for effective operation of the General Meeting of Shareholders, which shall be composed of less than fifteen (15) shareholders of KT. ②Members of the Shareholders' Committee set forth in Paragraph (1) above shall consist of the persons who fall under any of the following categories, provided that the number of members who are institutional investors shall not exceed five (5) persons, and when two (2) or more shareholders fall under the category of Related Person, the shareholder who is ranked in the third or the ensuing ranking thereof shall not become a member of the Shareholders' Committee; 1. One (1) shareholder representing the government; 2. One (1) person representing the Employee Stock Ownership Association;	(Deleted)	- As the Special Act on Privatization governing the operation and management of the Shareholders' Committee is no longer applicable to KT due to privatization, the provision providing for the operation and management of the shareholders' committee was deleted, accordingly.

Before Amendment	After Amendment	Remarks
3. Top thirteen (13) shareholders in proportion to their respective shareholdings as of the record date or the date of closing of the register of Shareholders. ③Any telecommunication business entity who is in competition with KT and the Related Person thereof shall not become a member of the Shareholders' Committee. ④The Shareholders' Committee shall perform the following duties: 1. Recommendation of candidates for non-standing directors of KT; 2. Review the agenda for the General Meeting of Shareholders submitted to the Shareholders' Committee by the Board of Directors for review; and 3. Designation of a member of the President Recommendation Committee among the ex-presidents of KT at the time of organization thereof. ⑤Shareholders' Committee shall be convened by the President within one (1) month prior to the date set for the General Meeting of Shareholders after the resolution of the Board of Directors on the agenda to be submitted at the General Meeting of Shareholders. The Chairman of the General Meeting of Shareholders shall be elected among the members of the Shareholders' Committee after the organization thereof. ⑥Each member of the Shareholders' Committee shall have one (1) voting rights, regardless of his/her shareholdings. ⑦ ~ ⑧ (omitted)		
CHAPTER V. DIRECTORS AND AUDITOR	CHAPTER V. DIRECTORS	
Article 27 (Number of Directors and Auditor)①KT shall have not more than thirteen (13) directors. The number of standing directors including the President shall not exceed six (6), and the number of non-standing directors shall not exceed seven (7).	Article 27 (Number of Directors) ①KT shall have not more than fifteen (15)directors. The number of standing directors including the President shall not exceed six (6), and the number of outside directors shall not exceed nine (9).	- To elect two additional outside directors

Before Amendment	After Amendment	Remarks
②KT shall have one (1) auditor.	②(Deleted)	
Article 28 (Election of President, Directors and Auditor) ①The President shall be elected at the General Meeting of Shareholders among those who are recommended by the President Recommendation Committee pursuant to Article (34) of these Articles of Incorporation.	Article 28 (Election of President, Directors) ①The President shall be elected at the General Meeting of Shareholders among those who are recommended by the President Recommendation Committee pursuant to Article (34) of these Articles of Incorporation, and shall be deemed as the Representative Director under the Commercial Code.	- To designate the President as the Representative Director - The authority to appoint the Representative Director rests with the General Meeting of Shareholders
(Newly Inserted)	②The dismissal of the President requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued shares of KT.	- The resolution requirements for the dismissal of the President are newly provided.
②Standing directors other than the President shall be classified as Vice President and Executive Managing Director and shall be elected at the General Meeting of Shareholders among those whom the President has recommended with the consent of the Board of Directors. The President may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following event occurs. In this case, standing directors other than the President shall not participate in the resolution of the Board of Directors: 1. Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental condition; or 2. Remarkably poor results of his/her business management due to deficient management abilities.	③Standing directors other than the President shall be classified as Vice President and Executive Managing Director and shall be elected at the General Meeting of Shareholders among those whom the President has recommended with the consent of the Board of Directors. The President may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any standing director even during his/her term of office, when any of the following event occurs. In this case, standing directors other than the President shall not participate in the resolution of the Board of Directors: 1.Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental disorders; or 2. Remarkably poor results of his/her business management due to deficient management abilities.	-The President or a candidate for the President retains a right to recommend a candidate for standing director
③Non-standing directors shall be elected at the General Meeting of Shareholders among those who are recommended by the Shareholders' Committee. ④An auditor shall be elected at the General Meeting of Shareholders.	④Notwithstanding Article 3 in the above, if the President Recommendation Committee has recommended a candidate for the President, the candidate for the President shall recommend candidates for standing directors with the consent	- To reflect changes in the paragraph due to the deletion of the provision governing the operation and management of the Shareholders' Committee

Before Amendment	After Amendment	Remarks
	of the Board of Directors. Provided, however, that the candidate for the President is not elected as the President at the General Meeting of Shareholders, his recommendation of the candidacy for the standing directorship shall become null and void.	
⑤The person who falls under any of the following categories shall not become a director nor an auditor of KT: 1. Person who retired from his/her office within the last three (3) years due to his/her own faults or business responsibilities; 2. Person who is sentenced to imprisonment or more severe punishment, and three (3) years have not elapsed after the expiration of the execution of such imprisonment or determination not to receive the execution of imprisonment; or 3. Person who is currently under the suspension of pronouncement, or who is sentenced to probation, and two (2) years have not elapsed after the expiration of the probation period.	⑤Any person who falls under any of the following categories shall not become a director of KT, and upon elected director of KT falling under any of the following categories, such director shall be dismissed: 1. Person who retired from his/her office within the last three (3) years due to his/her own faults or business responsibilities; 2. Person who is sentenced to imprisonment or more severe punishment, and three (3) years have not elapsed after the expiration of the execution of such imprisonment or determination not to receive the execution of imprisonment; 3. Person who is currently under the suspension of pronouncement, or who is sentenced to probation, and two (2) years have not elapsed after the expiration of the probation period; 4. The same person and his/her related party as defined in the Monopoly Regulation and Fair Trade Act ("MRFTA") who controls a company in competition with KT (however, with respect to the definition of competitor of KT used herein, if the company engages in the same business as KT's and belongs to the same enterprise group of KT, such company is not deemed to be in competition with KT. This shall have the same meaning hereafter); 5. Any person who presently serves or has served at any time during the past two (2) years, as an officer or employee for the company which is in competition with KT and for other companies which belong to the same enterprise group under the MRFTA of such company; 6. Any person who presently works	- To strengthen the qualifications of directors

Before Amendment	After Amendment	Remarks
	or has worked at any time during the past two (2) years, as an officer or employees for the largest or second largest shareholding company which is in competition with KT and for other companies which belong to the same enterprise group under the MRFTA of such company; or 7. The scope of a company which has competitive relationship with another company as prescribed in items 4 through 6 shall include a related party under the Securities and Exchange Act ("SEA").	
⑥The person who falls under any of the following categories shall not become a non-standing director of KT: 1. Person who currently works for KT or has worked for KT at any time during the recent two (2) years; 2. Members of the Shareholders' Committee; 3. Related Person of KT or any person mentioned in Item (2), and the employer thereof (officers in case of a corporation, a representative in case of an entity, and a commercial employer and employee under the employment agreement in case of an individual); 4. Spouse, relatives with blood relation of at least to a third cousin, or relatives by marriage of at least to a cousin of a person mentioned in Item (2), or of the an officer of KT; 5. Person who currently works, or has worked at any time during the last two (2) years, as an officer or employee for the corporation having important transaction relationship (excluding of loan) with KT; or 6. Any other person who presently works, or has worked at any time during the past two (2) years, as an officer or employee for the corporation which is in competition with KT in the field of principal business of KT. 7. Any other person who is presently working, or has worked during the past two (2) years, as a public official (excluding of the	⑥An outside director shall be a person who has expert knowledge or certain experience in the field of economy, management, law or related professions and is capable of contributing to the development of KT and the protection of shareholder's interests. ⑦Any candidate for outside director falling under the disqualification requirements under the Commercial Code of Korea, the Securities Exchange Act of Korea and other relevant laws and regulations shall not become an outside director and any outside director subject to such disqualification requirements shall be dismissed.	- To specify the qualifications of outside director - To prescribe the disqualifications of outside director

Before Amendment	After Amendment	Remarks
professor appointed and employed by Public Educational Officials Act).		
(Newly Inserted)	Article 28-2 (Staggered Term of Office of Outside Director) One-third of the total number of outside directors shall be elected every year.	
Article 29 (Term of Office of Directors and Auditor) ①The term of office of directors shall be three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting. ②The term of office of an auditor shall expire at the close of the Ordinary General Meeting of Shareholders convened with respect to the last fiscal year within three (3) years from the commencement of such office.	Article 29 (Term of Office of Directors) ① (Same as prior to amendment) ② (Deleted)	
Article 30 (By-election of Directors and Auditor) ①In case of any vacancy in the office of a director or auditor, then a director or an auditor shall be elected to fill such vacancy at a General Meeting of Shareholders, provided that election thereof may not be made unless such vacancy results in lack of the requisite number of Directors or a difficulty in the administration of business. ②The term of office of a non-standing director elected to fill a vacancy shall be the remainder of the term of office of his/her predecessor.	Article 30 (By-election of Directors) ①In case of any vacancy in the office of a director, then a director shall be elected to fill such vacancy at a General Meeting of Shareholders, provided that election thereof may not be made unless such vacancy results in lack of the requisite number of Directors or a difficulty in the administration of business. ②The term of office of an outside director elected to fill a vacancy shall be the remainder of the term of office of his/her predecessor.	
Article 31 (Duties of Representative Director and Directors) ①The representative director and President shall represent KT and supervise all businesses of KT. ②Standing directors shall assist the President and shall perform their duties. In the event the President fails to perform his duties, a standing director shall perform his/her duties in accordance with the order as provided	Article 31 (Duties of President and Directors) ①The President shall represent KT and supervise all businesses of KT. ②(Same as prior to amendment) ③If a director becomes aware of any event which may cause a material damage to KT, such director should immediately report to the Audit Committee thereof.	- Due to the amendment of Article 28-1, the Representative Director is universally designated as the President

Before Amendment	After Amendment	Remarks
in the Office Regulation. However, in the event both the President and standing directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation. ③ If a director becomes aware of any event which may cause a material damage to KT, such director should immediately report to the auditor thereof.		
Article 32.(Duties of Auditor) ①The auditor shall audit the accounting and business activities of KT. ②The auditor may attend the meeting of Board of Directors to express his/her opinions. ③The auditor may request to convene an Extraordinary General Meeting of Shareholders by submitting, in writing, the agenda and reason for such meeting to the Board of Directors.	Article 32.(Deleted)	- These Articles of Incorporation were amended to require KT to establish an audit committee and delete this provision upon its establishment of the audit committee.
Article 33.(Remuneration and Severance Allowance for Directors and Auditor) ①Remuneration for the directors and auditor shall be determined by a resolution of the General Meeting of Shareholders. In this regards, the agenda for such remuneration for directors and auditor shall be separately resolved. ②The criteria for remuneration for the President and standing directors and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders. ③The President and standing directors shall not participate in the resolution of the Board of Directors as set forth in Paragraph (2) above. ④Severance allowances for directors and auditor shall be paid in accordance with KT's regulations for payment of officers' severance allowance adopted at a General Meeting of Shareholders.	Article 33.(Remuneration and Severance Allowance for Directors) ①Remuneration for the directors shall be determined by a resolution of the General Meeting of Shareholders. ②(Same as prior to Amendment) ③(Same as prior to Amendment) ④Severance allowances for directors shall be paid in accordance with KT's regulations for payment of officers' severance allowance adopted at a General Meeting of Shareholders.	

Before Amendment	After Amendment	Remarks
⑤No-standing directors shall be reimbursed for expenses necessary for the performance of their duties.	⑤Outside directors shall be reimbursed for expenses necessary for the performance of their duties.	
Article 34.(President Recommendation Committee) ①KT may organize a President Recommendation Committee in order to recommend a presidential candidate. The President Recommendation Committee shall consist of the following members: 1. Three (3) non-standing directors who are elected from among non-standing directors of KT by the Board of Directors excepting standing directors and the President; 2. One (1) person who is designated by the Shareholders' Committee from among ex-presidents of KT; and 3. One (1) non-government member delegated by the Board of Directors (other than the persons prescribed in Article 26, Paragraph (3), and officers and employees of KT, and the public officials).	Article 34.(President Recommendation Committee) ①KT may organize a President Recommendation Committee in order to recommend a presidential candidate. The President Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President Recommendation Committee shall not be a Candidate for President. 1. Three (3) outside directors who are elected by drawing from among outside directors; 2. One (1) person who is designated by the Board of Directors from among ex-Presidents or the current President of KT; and 3. One (1) non-government person designated as a member of President Recommendation Committee by the Board of Directors with President and Standing directors excluded(in any event excluding former and present officers and employees of any telecommunications business operator who is in competition with KT and any of their Related persons as defined in Monopoly Regulation and Fair Trade Act, and officers and employees of KT, and the public officials).	- As the Special Act on Privatization governing management and operation of the Shareholders' Committee is no longer applicable to KT due to its privatization, the amendment to this provision is required to be made to that effect.
②The President Recommendation Committee shall be organized two (2) months prior to the date of expiration of the term of office of the President (or within two (2) weeks from the date of retirement of the President when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President so elected and the chairman of the President Recommendation Committee.	② Same as prior to Amendment.	
③The chairman of the President Recommendation Committee shall be	③The chairman of the President Recommendation Committee shall be	

Before Amendment	After Amendment	Remarks
elected by the Board of Directors from among its members who hold the position of non-standing directors. In this case, the President and standing directors shall not participate in the resolution of the Board of Directors. ④~⑤ (Omitted)	elected by the Board of Directors from among its members who hold the position of outside directors. In this case, the President and standing directors shall not participate in the resolution of the Board of Directors. ④~⑤ (Same as prior to amendment)	
(Newly inserted)	Article34-2(Election of President) ①President shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience. ②KT shall give a public notice of recruiting candidates for its President and may, if necessary, conduct background check of such candidate or hire a third party credit investigation agency to perform searches. ③The President Recommendation Committee shall examine the candidates for the President who applied pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors. ④The President Recommendation Committee shall, in selecting the candidates for the President, consult with such candidates regarding the terms of employment contract including management goal established by the Board of Directors. In such case, if necessary, the President Recommendation Committee may change the terms of employment contract. ⑤The President Recommendation Committee shall recommend candidate for the President to the General Shareholders' Meeting , based on the result of the evaluation under Paragraph 3 and the consultation under Paragraph 4 above, concurrently submitting a draft employment contract including a management goal during the tenure of the President. ⑥President and standing directors shall not attend the Board of Directors' Meeting for the resolution	- Matters regarding election of president have been newly inserted. - Qualifications for candidates for the President of KT. - Principle of making public recruitment of candidates for the President of KT. - Matters to be delegated to the President Recommendation Committee -Indication of detailed matters regarding BOD meeting for selecting candidates for the President of KT

Before Amendment	After Amendment	Remarks
	of the agenda prescribed in Paragraphs 2 through 4.	
(Newly inserted)	Article34-3 (Execution of Employment Contract with the Candidate for President) ①When the draft employment contract submitted pursuant to Paragraph 5, Article34-2 above has been approved at the General Shareholders' Meeting, KT shall enter into such management contract with the candidate for President. In such case, the Chairman of the President Recommendation Committee shall, in the capacity of the representative of KT, sign the management contract. ②The Board of Directors may conduct performance review discussion to determine if the new President performed his/her duties under the management contract as provided in Paragraph 1 or hire a professional evaluation agency for such purpose. ③When the Board of Directors determines, based on the result of performance review under the provision of Paragraph 2 above, that the new President has failed to achieve the management goal, it may propose to dismiss the President at the General Shareholder's Meeting. ④Management goals shall include revenue increase, improvement in profitability, investment plan, etc. and shall be determined, on a yearly basis, at the Board of Directors' Meeting within the scope of target achievement during the term of office to be determined at the General Shareholders' Meeting. Such management goal may be established on a numerical basis, if possible. ⑤The performance review prescribed in Paragraph 2 above, shall be conducted by the Board of Directors at the closing of each fiscal year or may be delegated by the Board of Directors to a professional evaluation agency; provided, however, that if the Board of Directors deems necessary, it may conduct the performance review	- To reflect in these AOI the applicable provision of the Special Act on Privatization, in order to keep effective the matters regarding execution of employment contract with the candidate for President -To require the Chairman of the President Recommendation Committee to,on behalf of KT, sign the Employment Contract. -To set forth matters regarding BOD's performance evaluation and proposal to dismiss the President of KT -To allow the BOD to determine management goals for the President of KT within the scope of target achievement during the term of office -To require the BOD to report the result of performance review to the General Meeting of Shareholders - To prohibit the President and standing directors from attending BOD meeting for resolution of matters regarding execution of employment contract with the President

Before Amendment	After Amendment	Remarks
	during any fiscal year. ⑥The Board of Directors shall report the result of the performance review prescribed in Paragraph 2 above to the General Meeting of Shareholders. ⑦The President and standing directors may not attend the Board of Directors' Meeting for resolution of the agenda prescribed in Paragraphs 2 through 4.	
VI. Board of Directors Article37(Organization and Operation) ①The Board of Directors shall consist of the directors, and shall resolve important matters related to execution of business of KT as prescribed in the applicable laws and regulations and these Articles of Incorporation, which are submitted by a director for consideration and resolution. ②The Board of Directors shall be convened by the President at his/her own discretion or at the request of one-fourth (1/4) of the directors in office. ③In convening a meeting of Board of Directors, the notice thereof shall be given at least three (3) days prior to the date set for such meeting to the directors and the auditor; provided, however, that the above procedure may be omitted with the consent of all the directors and the auditor. ④Matters necessary for the operation of the Board of Directors shall be set forth in the Regulations of the Board of Directors.	VI. Board of Directors Article37(Organization and Operation) ①(Same as prior to amendment.) ②The Board of Directors shall be convened by each director. However, this shall not apply in the event that a director to convene the Board of Directors' Meeting is determined by the resolution of the Board of Directors' Meeting. ③The rest of directors may request the Director designated under Paragraph 2 above to convene the Board of Directors' Meeting. However, if the designated Director refuses to convene the Board of Directors' Meeting without any justifiable reason therefor, other Directors may convene the Board of Directors' Meeting. ④In convening a meeting of Board of Directors, the notice thereof shall be given at least three (3) days prior to the date set for such meeting to each director; provided, however, that the above procedure may be omitted with the consent of all of the directors. ⑤Matters necessary for the operation of the Board of Directors shall be set forth in the Regulations of the Board of Directors. ⑥For the efficient management of the Board of Directors, a self evaluation	- Amendment to BOD-related provisions, subsequent to removal of the Special Act on Privatization.

Before Amendment	After Amendment	Remarks
	regarding the activities of the Board of Directors may be conducted, and detailed matters therefor, including the evaluation method, etc. shall be determined by the resolution of the Board of Directors.	
Article 38.(Resolution and Delegation) ①A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management shall be adopted by affirmative votes of two-thirds (2/3) of the directors in offices and the resolution on the dismissal of the President shall be adopted by affirmative votes of two-thirds (2/3) of the non-standing directors in offices. ②Board of Directors may delegate part of its authorities to the President.	Article 38.(Resolution and Delegation) ①A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management shall be adopted by affirmative votes of two-thirds (2/3) of the directors in offices and the resolution on the dismissal of the President shall be adopted by affirmative votes of two-thirds (2/3) of the outside directors in offices. ② (Same as prior to amendment)	
Article 39.(Chairman) ①The President of KT shall serve as the chairman of the Board of Directors. ②In the event the President fails to perform his duties, a standing director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the President and standing directors fail to perform their duties, the senior non-standing director or the elder non-standing director shall serve as the chairman of the Board of Directors in his/her place, in the order of priority listed above.	Article 39.(Chairman) ①The chairman of the Board of Directors shall be elected from among outside directors by resolution of the Board of Directors ②The term of office of the chairman shall be one (1) year	- Separation of offices of the President and the chairman of the BOD
Article 40.(Minutes of the Board of Directors) The proceeding and result of meeting of the Board of Directors shall be recorded in the minutes, which shall bear the names, seals or signatures of the Chairman, the directors and the auditor present at the	Article 40.(Minutes of the Board of Directors) The proceeding and result of meeting of the Board of Directors shall be recorded in the minutes, which shall bear the names, seals or signatures of the Chairman, the directors present at the meeting, and	

Before Amendment	After Amendment	Remarks
meeting, and shall be kept at the head office.	shall be kept at the head office.	
Article 41.(Expert Committee) ①The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.	Article 41.(Committees within the Board of Directors) ①The Board of Directors may have the following expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors: 1. Outside Director Candidates Recommendation Committee; 2. Audit Committee; 3. Other Committees which the Board of Directors may deem necessary.	- To insert a new provision to require the BOD to have new committees under its control, subsequent to removal of the Special Act on Privatization -To set forth statutory requirements relating thereto -To delegate matters regarding other committees to the BOD.
②Any matters necessary for the organization, powers and operation of expert committees set forth in Paragraph (1) above shall be determined by a resolution of the Board of Directors.	②Any matters necessary for the organization, powers and operation of the committees within the Board of Directors set forth in Paragraph (1) above shall be determined by a resolution of the Board of Directors.	
(Newly inserted)	Article41-2(Outside Director Candidates Recommendation Committee) ①The Outside Director Candidates Recommendation Committee shall consist of 1 standing director and 4 outside directors. ②Outside Director Candidates Recommendation Committee shall recommend outside director candidates to the General Shareholders' Meeting. ③Any other detailed matters regarding organization and operation of the Outside Director Candidates Recommendation Committee shall be determined by a resolution of the Board of Directors.	
(Newly inserted)	Article41-3(Audit Committee) ①The Audit Committee shall consist of three (3) outside directors. ②The Audit Committee shall perform an audit of KT's accounting books and records, and of other aspects of its business operations. ③Any other detailed matters regarding organization and operation of the Audit Committee shall be	

Before Amendment	After Amendment	Remarks
	determined by a resolution of the Board of Directors.	
Article 44.(Preparation, Submission and Maintenance of the Financial Statements) ①The President of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents to the auditor, after approved by the Board of Directors, to the auditor, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders: 1. Balance sheet; 2. State of profit and loss; and 3. Statement of appropriation of retained earnings or a statement of disposition of deficit ②The auditor shall submit an auditor's report to the President within one (1) week after the receipt of the documents listed in Paragraph (1) above. ③~⑤(Omitted)	Article 44.(Preparation, Submission and Maintenance of the Financial Statements) ①The President of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents to the Audit Committee, after approved by the Board of Directors, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders: 1. Balance sheet; 2. State of profit and loss; and 3. Statement of appropriation of retained earnings or a statement of disposition of deficit ②The Audit Committee shall submit an audit report to the President within one (1) week after the receipt of the documents listed in Paragraph (1) above. ③~⑤(Same as prior to amendment)	
ADDENDUM (March 19, 1999) Article 1. (Enforcement Date) These Articles of Incorporation shall be effective from the date of resolution thereon of the general meetings of shareholders. Article 2. (Interim Measure) The cumulative voting system provided for in Article (382-2) of the Commercial Code shall not apply until each of the requirements set forth in Paragraph (1), Article (21) of the Special Act has been satisfied.	(Same as prior to amendment)	- Introduction of cumulative voting system
(Newly inserted)	ADDENDUM Article1 (Enforcement Date) These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders. Provided, however, that the amended provision of Article 41-3 shall become effective from the date following the day on which the first General Meeting of	- To have the Audit Committee postponed to be established until the convocation date of the Ordinary General Meeting of Shareholders in March, 2003. - To insert interim measure provision

Before Amendment	After Amendment	Remarks
	Shareholders is convened after enforcement of these amended Articles of Incorporation. Article 2(Interim Measures regarding Auditor) ①The amended provisions regarding auditor of Articles 27, 28, 29, 30, 32, 33, 37 and 40 shall remain invalid, concurrently upon establishment of the Audit Committee. ②The term, "auditor" referred in Paragraph 3 of Article 31 and Article 44, shall be interpreted to be "Audit Committee", respectively, concurrently upon establishment of the Audit Committee. Article3 (Interim Measures on Increase in Number of Outside Directors) Notwithstanding the amended provision of Article 26, a candidate for outside director recommended by the Shareholders' Committee established in accordance with the previous AOI, shall be deemed to have been recommended by the Outside Director Recommendation Committee, and the term of office of such additionally appointed outside director in the above shall be until the date on which the Ordinary General Meeting of Shareholders is held in the year of 2005.	subsequent to the establishment of the Audit Committee. - To change the term of office of director subsequent to increase in the number of directors.

Attachment #3: Matters Regarding the Candidates for Outside Director

<No.1> Moon, Kook Hyun

- **Date of birth : Jan 12, 1949**
- **Person recommending said candidate : Shareholders' Committee**
- **Relation to the largest shareholder : None**
- **Details of transactions between said candidate and the corporation concerned for the past three (3) years : None**
- **Term of office : August 2002 to August 19, 2005**

- Education

o 1972 Hankook University of Foreign Studies, B.A. in English,
o 1977 Seoul National University, MBA

- Professional history

o 1995-present CEO, Yuhan-Kimberly Corporation
o 1994 Senior Vice President, Yuhan-Kimberly Corporation
o 1990 Vice President, Yuhan-Kimberly Corporation
o 1989 Head of Business Center, Yuhan-Kimberly Corporation
o 1988 Managing Director, Yuhan-Kimberly Corporation
o 1983 Manager of Marketing Division, Yuhan-Kimberly Corporation
o 1983 Kimberly Clark Corporation(U. S.A.)
o 1974 Yuhan-Kimberly Corporation

- Other activities

o 1998-Presient Chairman of Steering Committee, "Forest for Life"
o 1998-Present Co-Representative, "Northeast Asian Forest Forum"

- Honors

o 2002 Best CEO Award, Korea Management Association Consulting
o 1997 Global 500 Award, United Nations Environmental Program
o 1998 The Order of Industrial Merit, *Eun Tap*, Korean Government
o 1998 The Asian Environmental Awards

<No.2> Stuart B. Solomon

- Date of birth : Jul 17, 1949

- Person recommending said candidate : Shareholders' Committee

- Relation to the largest shareholder : None

- Details of transactions between said candidate and the corporation concerned for the past three (3) years : None

- Term of office : August 2002 to AGM for year 2005

- Education

o 1971 Syracuse University

- Professional history

o 2001-present CEO, Metropolitan Life Insurance (Korea)
o 2000 Vice-President, Metropolitan Life Insurance (Korea)
o 1998 Executive director, Metropolitan Life Insurance (Korea)
o 1995 Director, Financing Dept, Metropolitan Life Insurance (Korea)
o 1979 Korea Exchange, Bank New York Branch
o 1974 Parts for Industry, Inc. (Berea, OH)
o 1973 Korea Exchange Bank, New York Branch
o 1971 Peace Corp.

<No.3> Chang, Hyun Joon

- **Date of birth : Dec 23, 1952**
- **Person recommending said candidate : Shareholders' Committee**
- **Relation to the largest shareholder : None**
- **Details of transactions between said candidate and the corporation concerned for the past three (3) years : None**
- **Term of office : August 2002 to AGM for year 2004**

- Education

o 1975 Seoul National University, B.A. in Economics,
o 1985 Cornell University, PhD in Economics

- Professional history

o 1999-present Visiting Professor, Pohang University of Science and Technology
o 1999 Outside Director, HanvitBank
o 1998-2001 President, Korea Energy Economics Institute
o 1998 Advisory Committee, Ministry of Planning and Budget (Government of Korea)
o 1995-1995 Editorial Writer, "Joongang Ilbo" Newapaper
o 1994 Manager, International Economy Desk "Joongang Ilbo" Newspaper
o 1993-1994 Editorial Writer, "Joongang Ilbo" Newspaper
o 1991 Editorial Writer, "Joongang Economy" Newspaper
o 1988 Executive Editor, "Joongang Economy" Newspaper
o 1985-1988 Researcher, Korea Development Institute
o 1977 Newswriter, "Joongang Ilbo" Newspaper
o 1975-1976 Researcher, Institute for Middle-East Studies

Attachment #4: (Proposed) Management Contract

Ⅰ. Main Terms and Conditions of Management Contract

1. Matters relating to responsibilities and duties of President

o President shall represent the Company as a representative director and CEO of the Company and shall use its best efforts to achieve the goals specified in the Management Contract

o President shall have obligations to keep secret the confidential information of the Company and to compensate for any damages arising out of breach of such confidentiality obligation

2. Matters concerning term of office of the President

o Term of office shall be 3 years (to be expired on August 2005)
- Establishment of management goal and achievement review shall be conducted on a business year basis (usually the calendar year)

3. Matters relating to Establishment of Management Goal and Achievement Review

o Establishment of management goal to be achieved during the term of office of the President
- Considering that we do not have sufficient time to set the goal, we allowed the Board of Outside Directors to set the goals and obtain approval thereon from the shareholders at 2003 Ordinary General Shareholders' Meeting.

o Establishment of Yearly Goal and Achievement Review
- To ensure the accomplishment of the management goals by President within his term of office, to set management goals and conduct achievement review on a yearly basis
- To allow the Company to use independent professional service for objective and unbiased review of goal achievement.
- To require the Company to report the result of achievement review to the General Shareholders' Meeting on an annual basis.
- In an attempt to avoid any confusion which may be caused in the process of establishing and conducting achievement review, the 2002 management goals shall be adopted, which was approved at Ordinary General Shareholders' Meeting held in March, 2002.

4. Matters concerning Remuneration and Performance-Based Incentive Payment

o Annual base salary and performance-based incentive payment for 2002 shall remain the same as before considering that the 2002 management goals were set at the same level as the last year.
- Annual base salary : 177 million Korean Won
- Performance-based incentive payment : to be paid within the range from 0 through 150% according the result of achievement review.

o Performance-based incentive payment shall not be made when the President resigns himself from the Company during his term of office since it falls under one of the conditions for dismissal.

o Upon appointment or resignation during the year, annual base salary shall be calculated on a daily or monthly pro rata basis for payment. Upon resignation during the first half of the year, such annual base salary shall be determined based on the result of achievement review of the prior year

o Stock Option shall be granted as specified in the Articles of Incorporation.

5. Matters concerning Conditions for Dismissal of the President

- The President shall be dismissed if the result of achievement review indicates the overall points to be below 60 points or if the performance evaluation index to be determined by the Board of Outside Directors is determined to be below 40 points for one or more evaluation items. Such performance evaluation index for 2002 is determined based on EVA or actual sales revenue per capita
- The President shall be dismissed if the President has become unable to carry out his/her duties for more than 2 months due to his/her breach of other contracts and material statutory provisions, damages to reputation of the Company and his personal disease, etc.

Ⅱ. Comparison between before and after amendments to the Management Contract

Before Amendment	After Amendment	Remarks
Article 1 (Purpose) The purpose of this Contract shall be to set forth the president's powers, responsibilities and other necessary matters in appointing Mr. Sang-Chul Lee as president (the "President") of Korea Telecommunication Corporation (the "Company").	Article 1 (Purpose) The purpose of this Contract shall be to set forth the president's powers, responsibilities and other necessary matters in appointing O O O as president (the "President") of KT Corporation(the "Company").	- Change of president (person) - Change in the company name
Article 2 (Term of Office of President) The term of office of President shall be three (3) years from the date effective of appointment of the General Meeting of Shareholders (Jan. 1, 2001).	Article 2 (Term of Office of President) The term of office of President shall be three (3) years from the date effective of appointment of the General Meeting of Shareholders (Aug. , 2002).	- Specifying the date of appointment of President
Article 3 (Duties and Responsibilities of President) ①President as the representative director and chief executive officer shall represent the Company and supervise all business of the Company. ②President shall use his best efforts to accomplish the management goals set forth in Article 6 of this Contract. ③President's duties, responsibilities, rights and obligations not provided herein shall be in compliance with 『Act on Managerial Structural Improvement and Privatization of Public corporations』 (the "Privatization Act"), the enforcement decree thereof and other relevant laws and regulations.	Article 3 (Duties and Responsibilities of President) ①President as the representative director and chief executive officer shall represent the Company and supervise all businesses of the Company. ②President shall use his best efforts to accomplish the management goals set forth in Article 5 of this Contract. ③President's duties, responsibilities, rights and obligations not provided herein shall be in compliance with the 『AOI』 and other relevant laws and regulations.	- Deletion of Privatization Act and application of the AOI instead.
Article 4 (Duties of President) ①During the term of office, President may not assume any other position, whether of private or public nature, with monetary, non-monetary compensation, and shall not take any other non-rewarding position on a standing	Article 4 (Duties of President) (Deleted)	-Application of duties prescribed under the Commercial Code and the AOI.

Before Amendment	After Amendment	Remarks
basis. However, in the case of taking up a non-standing position of non-profit corporation, the foregoing shall not apply.		
②For two (2) years from retirement, President may not take a position of a competitor or transacting company with monetary, non-monetary compensation nor act on behalf of either of such company with a reward, absent the prior consent from the board of directors.	(Deleted)	- Application of the duties under the Commercial Code and the AOI.
③President shall not disclose any confidential information of the Company which he obtained during his tenure, after the retirement as well as during the term of office.	①President shall not disclose any confidential information of the Company which he obtained during his tenure, after the retirement as well as during the term of office.	
④In the event that President violates any of his obligations set forth in Paragraphs 2 and 3, President shall take all responsibilities arising therefrom in accordance with the Commercial Code and other relevant laws. In the event that due to the said violations, either President obtains profits or the Company suffers damages, such profits shall revert to the Company and the damages suffered by the Company shall be compensated by President.	②President shall take any and all responsibilities for any damages arising from the breach of any of his obligations as provided in this Contract. Further in any event that due to the said violations, either President obtains profits or the Company suffers damages, such profits shall revert to the Company and the damages suffered by the Company shall be compensated by President.	- Imposition of comprehensive duties on President
Article 5 (Management of Board of Directors) ①President shall determine the material matters pertaining to management in accordance with the Board of Director's Regulation. ②Upon the Non-Standing BOD's request for data under Article 10 of the Public Enterprise Privatization Act, President shall comply therewith in good faith.	(Deleted)	- Provided in the Commercial Code, the AOI and the Board of Director's Regulation.
Article 6 (Management goals) ①The management goals to be achieved in 2001 are the same as described in "Appendix 1". ②The Board of Directors	Article 5 (Management goals) ①The goals to be accomplished by President during his tenure ("Tenure Goals") shall be as set forth in "Appendix 1" attached hereto. Provided, however, that if	- Specifying the Tenure Goals. - To provide for provision clause so that the Tenure Goals, which were formulated within such a short period of time and

Before Amendment	After Amendment	Remarks
without the President and standing directors (the "Non-Standing BOD") shall consult with the President regarding the management goals for the next business year and shall establish the management goals prior to the commencement of each business year and shall obtain approval of the General Meeting of Shareholders which is to be held on the most recent date after such determination.	deemed necessary to change and adjust such Tenure Goals by the Board of Directors without the President and standing directors(the "Board of Outside Directors"), it may do so with the approval of the shareholders at 2003 Ordinary General Meeting of Shareholders. ②The Board of Directors without the President and standing directors (the "Board of Outside Directors") shall consult with the President regarding the management goals for the next business year and establish yearly management goals prior to the commencement of each business year for the purpose of accomplishment of the Tenure Goals. Provided, however, that the yearly management goals set for 2002 shall succeed to the management goals set for 2002 as approved by the General Meeting of Shareholders held in March 22, 2002.	submitted to the Extraordinary Meeting of Shareholders for resolution, may be changed and adjusted - Specifying the method for establishment of yearly management goals. -To provide for the interim provisions applicable in 2002. - For the details of Management Goals set for 2002 : see Appendix
Article 7 (Evaluation of Management Performance Result) ①The evaluation of management performance result shall be conducted each business year. However, in case where the Non-Standing BOD deems necessary, the evaluation may be conducted at any time during the business year. ②The President shall submit to the Non-Standing BOD all relevant information and documents for evaluation of management performance result within two (2) months from the expiration of evaluation period. ③Evaluation method for each index shall be the same as described in "Appendix 2". ④The overall score of management evaluation shall be obtained by adding up the scores of entire indices to the scores obtained by multiplying the	Article 6 (Evaluation) ①The Board of Outside Directors shall conduct evaluation of yearly management goals each business year. However, if the Board of Outside Directors deems necessary, it may conduct evaluation at any time during the business year. (Deleted) (Deleted) (Deleted)	- Specifying the evaluating entity and defining terms. - The yearly management goals and evaluation method thereof are specified to be determined at the Board of Outside Directors' Meeting.

Before Amendment	After Amendment	Remarks
average score of each index with the weight.		
⑤The Non-Standing BOD may request a specialized institution to conduct a research for the evaluation of the management performance result, and may make use of the result of such research in evaluation of the management performance result, if necessary.	②The Board of Outside Directors may request a specialized institution to conduct a research for the evaluation of the management performance result, and may make use of the result of such research in evaluation of the management performance result, if it is necessary for the purpose of the evaluation under Paragraph 1.	- Change of term - Change of term, specifying the matter to be evaluated
⑥In the event that the Non-Standing BOD determines to request a specialized institution for research, the President shall immediately take any necessary measures in relation thereto, such as execution of service agreement, etc.	③In the event that the Board of Outside Directors determines to request a specialized institution for research, the President shall immediately take any necessary measures in relation thereto, such as execution of service agreement, etc.	- Change of term
	④The Board of Outside Directors may report the result of evaluation under Paragraph 1 to the General Meeting of Shareholders. President shall take any necessary measures for the Board of Outside Directors to report such results to the General Meeting of Shareholders.	- Specifying the obligation to report to the General Meeting of Shareholders.
Article 8 (Remuneration) ① The annual base salary shall be 177 million Korean Won (\177,000,000), 1/12 of which shall be a monthly remuneration during the term of office and shall be paid on the salary payment day of the Company.	Article 7 (Remuneration) ① The annual base salary shall be 177 million Korean Won (\177,000,000), 1/12 of which shall be a monthly remuneration during the term of office and shall be paid on the salary payment day of the Company	
②If the President did not work from the first date of the appointment or retirement month through the last day of the month, the monthly remuneration for that month, regardless of the cause, shall be paid on the basis of actual working days by day.	②If the President did not work from the first date of the appointment or retirement month through the last day of the month, the monthly remuneration for that month, regardless of the cause, shall be paid on the basis of actual working days by day.	
③The base annual salary shall be considered including any and all allowances payable to the President regardless of titles thereof.	③The base annual salary shall be considered including any and all allowances payable to the President regardless of titles thereof. If the base annual salary changes during the year and	- Specifying the time of application of changes in salary

Before Amendment	After Amendment	Remarks
	nothing is specifically set forth regarding such change, then such change shall be effective from January 1 of the same year.	
Article 9 (Incentive Payment) ① The incentive shall be paid from 0% to 150% of the annual base salary in accordance with the evaluation result of Management Performance each year, and the calculation method of payment rate shall be same as described in "Appendix 3". ②The incentive payment shall be made in principle within one (1) month from the confirmation by the Non-Standing BOD of the management performance evaluation result. ③In the event that the President is removed from office during the term of his office pursuant to Sub-paragraphs 1 through 4, Paragraph 1, Article 14; or voluntarily removes himself from office during the term of his office, the incentive payment for such year shall not be paid. ④In the event of removal under Sub-paragraph 5, Paragraph 1, Article 14 or retirement by reason of death, if the number of working days for such year is less than six (6) months, the incentive payment shall not be made, and if more than six (6) months, the incentive payment in the amount determined by the resolution of the Non-Standing BOD.	Article 8 (Incentive Payment) ① The incentive shall be paid from 0% to 150% of the annual base salary in accordance with the evaluation result of the yearly management goals, and the calculation method of payment rate shall be the same as described in "Appendix 2". ②The incentive payment shall be made in principle within one (1) month from the confirmation by the Board of Outside Directors of the management performance evaluation result. Provided, however, if President retires during the first half of the year, the incentive payment shall be made based upon the evaluation results of the previous year. ③If the President is removed during the term of office in accordance with Sub-paragraphs 1 through 4, Paragraph 1, Article 13, the incentive payment for such year shall not be made. ④Matters pertaining to the incentive payment not prescribed in Paragraphs 1 through 3, such as the payment in the events of the President's voluntary retirement or retirement with unidentified causes, shall be determined by the resolution of the Board of Outside Directors. ⑤In the event of retirement by reason of causes not provided for in the Contract, the incentive payment determined by the resolution of the Board of Outside Directors shall be paid.	- Re-arrangement of term - Change of order of Appendices - Change of term - Inclusion of the blanket provision of Article 4. - Re-arrangement of provision - Payment method applicable in the case of assignment in the middle of the year - Modification of the incentive payment method in the case of early retirement due to disease, etc. - Stipulation of the blanket provision.
Article 10 (Adjustment after the Incentive Payment) In the event that the score of management performance evaluation is modified after the incentive payment to the President due to	Article 9 (Adjustment after the Incentive Payment) In the event that the score of evaluation is modified after the incentive payment to the President due to an error in the evaluation or other	- Re-arrangement of term - Re-arrangement of term

Before Amendment	After Amendment	Remarks
an error in the evaluation of management performance or other causes, the amount of incentive shall be newly calculated in conformity with the modified result, and shall be adjusted in the incentive payment payable for the following year. However, the said amount shall be additionally paid or returned on an immediate basis upon the removal or retirement of the President.	causes, the amount of incentive shall be newly calculated in conformity with the modified result, and shall be adjusted in the incentive payment payable for the following year. However, the said amount shall be additionally paid or returned on an immediate basis upon the removal or retirement of the President.	
Article 11 (Call Option) ①The Company may grant the President with the call option to the shares of the Company. ②The number, exercise price and exercise period of shares, etc. to be granted to the President shall be determined in accordance with the AOI.	Article 10 (Call Option) ①The Company may grant the President with the call option to the shares of the Company. ②The number, exercise price and exercise period of shares, etc. to be granted to the President shall be determined in accordance with the AOI.	
Article 12 (Severance Allowance) The severance allowance shall be paid in accordance with the regulations on the payment of severance allowance to officers.	Article 11 (Severance Allowance) The severance allowance shall be paid in accordance with the regulations on the payment of severance allowance to officers.	
Article 13 (Taxes and Public Imposts) Any and all remuneration payable to the President shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.	Article 12 (Taxes and Public Imposts) Any and all remuneration payable to the President shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.	
Article 14 (Dismissal of President, etc.) ①The Company may dismiss the President by the special resolution of the General Meeting of Shareholders even during the term of office if any of the followings occurs; 1.Evaluation Result of Management Performance. In case where the overall score is less than sixty (60) or the Economic Value Added (EVA) improvement or the actual sales	Article 13 (Dismissal of President, etc.) ①The Company may dismiss the president even during the term of office by the special resolution of the General Meeting of Shareholders if any of the following paragraphs occurs; 1.In case where the overall score obtained through the evaluation result of the yearly management goals is less than sixty (60) points or more than 1 of core	– Automatic disqualification causes pursuant to the AOI.

Before Amendment	After Amendment	Remarks
per person is less than forty (40) points: 2. In case where the obligations set forth under Paragraphs 1 and 3 of Article 4 are breached: 3. In case where the President violates the relevant laws and regulations or material provisions of the AOI, or is disqualified for the position of president under the laws and regulations or the AOI. 4. In case where there is likelihood that the President causes a material damage to the Company by spoiling his own or the Company's fame or reputation in connection with his own duties: 5. In case where the President failed or is not able to carry out his duties due to diseases, etc. more than two (2) months: ②Agenda regarding the dismissal of the President shall be brought up for the General Meeting of Shareholders after the resolution of the Board of Directors' Meeting made in accordance with Article 38 of the AOI. ③The Non-Standing BOD for the resolution of dismissal shall give the President an opportunity to address his opinion, and immediately following the resolution of the proposal for dismissal, must notify the President in writing by stating the purport and the reasons therefor in detail.	evaluation indices designated by the Board of Outside Directors is less than forty(40) points. Provided, however, overall score is less than sixty (60) or the Economic Value Added (EVA) improvement or the actual sales per person is less than forty (40) points: 2. In case where the obligations set forth under Paragraphs 1 of Article 4 are breached: 3. In case where the President violates the relevant laws and regulations or material provisions of the AOI or any disqualification causes as defined in the applicable laws or the AOI occurs or is found: 4. In case where there is likelihood that the President causes a material damage to the Company by spoiling his own or the Company's fame or reputation in connection with his own duties: 5. In case where the President failed or is not able to carry out his duties due to diseases, etc. more than two (2) months: ②Agenda regarding the dismissal of the President shall be brought up for the General Meeting of Shareholders after the resolution of the Board of Directors' Meeting made in accordance with Article 38 of the AOI. ③The Board of Outside Directors held for the resolution of dismissal shall give the President an opportunity to address his opinion, and immediately following the resolution of the proposal for dismissal, must notify the President in writing by stating the purport and the reasons therefor in detail.	- Re-arrangement of provisions - Change of term
Article 15 (Reversion of Rights) The President's right to any and all intellectual property	Article 14 (Reversion of Rights) The President's right to any and all intellectual property	

Before Amendment	After Amendment	Remarks
developed independently by himself or jointly with others during the term of Contract (including know-how and managerial ideas) shall be exclusively held by the Company, and the President shall carry out procedures necessary for the registration of the intellectual property rights in the name of the Company.	developed independently by himself or jointly with others during the term of agreement (including know-how and managerial ideas) shall be exclusively held by the Company, and the President shall carry out procedures necessary for the registration of the Intellectual property rights in the name of the Company.	
Article 16 (Interpretation of Contract and Supervision of Performance thereof) ①In the event that there is ambiguity in connection with the interpretation of this Contract, the interpretation of such ambiguous parts shall be determined by the consultation between the Non-Standing BOD and the President.	Article 15 (Interpretation of Contract and Supervision of Performance thereof) ①In the event that there is ambiguity in connection with the interpretation of this Contract, the interpretation of such ambiguous parts shall be determined by the consultation between the Board of Outside Directors and the President.	- Change of term
②In the case of dissolution of the President Recommendation Committee, the Non-Standing BOD shall represent the Company and supervise all matters regarding the Contract.	②In the case of dissolution of the President Recommendation Committee, the Board of Outside Directors shall represent the Company and supervise all matters regarding the Contract.	- Change of term
Article 17 (Modification of Contract) ①If it is inevitable to change the contents of the Contract due to drastic changes in the managerial environment after the execution of the Contract, etc., the President may request the Non-Standing BOD to modify the contents of the Contract including the management goals, etc.	Article 16 (Modification of Contract) ①If it is inevitable to change the contents of the Contract due to drastic changes in the managerial environment after the execution of the Contract, etc., the President may request the Board of Outside Directors to modify the contents of the Contract including the management goals, etc.	
②Any modification of the contents of the Contract by Paragraph 1 shall require a resolution of the Non-Standing BOD and approval of the General Meeting of Shareholders.	②Any modification of the contents of the Contract by Paragraph shall require a resolution of the Outside Directors' Meeting and approval of the General Meeting of Shareholders.	
③The President of the Company shall enter into a modification agreement immediately following the resolution and approval under the Paragraph 2.	③The President of the Company shall enter into a modification agreement immediately following the resolution and approval under the Paragraph 2.	

Before Amendment	After Amendment	Remarks
Appendix : 1. Management Goals 2. Evaluation Method per Index 3.Calculation Method of Incentive Payment Rate	Appendix : 1. Tenure Goals* (Deleted) 2.Calculation Method of Incentive Payment Rate**	- Stating the contents of the goals to be achieved during the tenure of the President - The yearly management goals and evaluation method thereof are determined at the board of outside directors.

* Tenure Goals is set by the Board of outside directors and negotiated between President Recommendation Committee and the President nominee. The Management Goals will be explained in the explanation of proposals at the Extraordinary General Shareholders' Meeting.

* * Calculation Method of Incentive Payment Rate :

Formula for **Incentive Payment Rate(%) = (score of evaluation – 70)*5**

(Payment Rate will be rounded to the thousand decimal)

Appendix : Management Goals for year 2002

Classification		Goal-Achievement Evaluation Check Items	Weighted Value(%)	Measurability	Management Goals
Management System		Management strategy	5	N/A	-
		- Leadership/corporate culture	2		
		- Establishment and implementation of the strategy	2		
		- Information management system	1		
		Responsible management	15	N/A	-
		-Implementation of responsible management and organizational structure	6		
		- Accounting system for responsible management	6		
		- Evaluation/compensation system	3		
		Research and Development	5		(See next page)
		- Return on R&D investment	1	Measurable	
		- Adequacy of R&D	4	N/A	
Achievement of Management Goals	Process-oriented	Customer value	10	Measurable	CVA : 1.08
		Actual sales revenue per capita	15	Measurable	18%
		Quality of telecommunication network	10		(See next page)
		- Quality of high-speed Internet access service, etc.	9	Measurable	
		- Quality of basic trunk network	1	N/A	
		Public interest	5	N/A	-
	Result-oriented	Improvement of EVA	25	Measurable	300billion won
		Stock value	2		
		- Stock price index over excess earning ratio	1	Measurable	3%
		- Activities for stock price management	1	N/A	-
		Market competitiveness	8	Measurable	
		- Strategic customer service	6		
		High-speed Internet access service	3		12%
		Mobile phone service	3		4.5%
		- New service development	2		5.5%p
Total			100	* Measurable 69 * N/A(Unmeasurable) 31	

Return on R&D Investment

Evaluation topics	Weighted value	Descriptions	Target points
R&D investment efforts	30	R&D investment growth rate	100%
		Efforts to make R&D investment in future strategic business	60%
Degree of efforts to obtain intellectual property rights	30	Creation of intellectual property(technology patent) by one researcher for the year	Increase by 40% compared to the previous year
Implementation success rate	40	Implementation success rate of business plans established for the year	100%

Quality of Telecommunication Network

Check items	Weighted value(%)	Descriptions	Target point
Problem rate in synchronous optical transmission network	10%	- Quarterly problem rate(%) - Yearly average problem rate(%)	Quarterly differential grading Below 0.472%
Quality of service for telephone subscribers	10%	Telephone speech quality - Traffic ratio of high priority service of intelligent network	Target to be set after actual measurement
Quality of high-speed Internet access service	30%	ADSL Line Subscriber Modem Kornet access server - Packet delay of below 50ms, packet loss rate (below 1%), and service completion rate of over 95%(network access success rate x URL access success rate)	Over 95%
Quality of Internet(Kornet) service	20%	Router for Kornet subscriber 2nd overseas POP - Packet delay of below 210ms and packet loss of below 1% Router for Kornet subscriber domestic ISP router - Packet delay of below 15ms and packet loss of below 1%	Over 87% Over 90%
ATM	10%	Operational quality - Section covering CLR: 3□10e-7 - ACE 256, MSS II/III	Over 99%
IDC service quality	10%	IDC service quality - Monthly service utilization rate - Yearly service utilization rate	99.993%
VPN	10%	VPN service quality - Yearly service utilization rate - Average troubleshooting time	Over 99.99% within one hour

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2002

KT Corporation



By: ______________________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer